

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

November 1, 2018

Bill Backus
Interim Chief Financial Officer
Balchem Corporation
52 Sunrise Park Rd.
New Hampton, NY 10958

> **Re: Balchem Corporation**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2018**
> **Filed August 3, 2018**
> **Form 10-K for Fiscal Year Ended December 31, 2017**
> **Filed March 1, 2018**
> **File No. 001-13648**

Dear Mr. Backus:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing and
Construction